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                                                          FILED BY QUOVADX, INC.
                                                            PURSUANT TO RULE 425
                                                UNDER THE SECURITIES ACT OF 1933
                                      SUBJECT COMPANY: ROGUE WAVE SOFTWARE, INC.
                                                   COMMISSION FILE NO. 000-28900

Quovadx commenced an exchange offer and filed with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer. Rogue Wave filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the exchange offer. Quovadx has mailed a Prospectus/Offer to Exchange and related offer materials to stockholders of Rogue Wave, and Rogue Wave mailed a Schedule 14D-9 to its stockholders. Investors and security holders are urged to read these documents carefully when they are available because they will contain important information about the transaction. Documents filed by Quovadx with the SEC may be obtained without charge at the SEC website at www.sec.gov and at Quovadx's website at www.quovadx.com. Documents filed by Rogue Wave with the SEC may be obtained without charge at the SEC website and at Rogue Wave's website at www.roguewave.com.

This and other documents to which we refer you contain "forward-looking statements" concerning non-historical facts or matters that are subject to risks and uncertainties. These forward-looking statements may be preceded by, followed by or include the words "believes," "expects," "anticipates," "intends," "plans," "projections," "estimates," "may," "will," "should," "could" or similar expressions. These forward-looking statements represent Quovadx's expectations or beliefs concerning future events, many of which are outside of Quovadx's control. Many possible events or factors could affect the actual financial results and performance of Quovadx and Rogue Wave before the transaction and of the combined company after the transaction, and these factors or events could cause those results or performance to differ significantly from those expressed in Quovadx's forward-looking statements. Note that the Private Securities Litigation Reform Act of 1995 does not apply to statements to the extent made in connection with a tender offer.
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QUOVADX EXTENDS TENDER OFFER FOR ROGUE WAVE SHARES

ENGLEWOOD, CO, December 11, 2003 - Quovadx, Inc. (Nasdaq: QVDX), a global platform software and vertical solutions company, today announced the extension of the exchange offer by a wholly owned subsidiary of Quovadx to exchange $4.09 in cash and 0.5292 of a share of Quovadx common stock for each outstanding share of common stock of Rogue Wave Software, Inc. (Nasdaq: RWAV) in order to allow additional time to satisfy the third party consent condition to the exchange offer.

The offer was previously scheduled to expire at midnight (EST), December 10. At this time, approximately 8.7 million shares of common stock of Rogue Wave have been tendered in the offer, representing approximately 82% of the outstanding shares. The offer period now is scheduled to expire at midnight (EST) on Tuesday, December 16, 2003. During the extended offer period, Quovadx will offer $4.09 in cash and 0.5292 of a share of Quovadx common stock for each share of Rogue Wave common stock that is validly tendered and not properly withdrawn.

About Quovadx, Inc.

Quovadx (Nasdaq: QVDX) is a global software company, based in Englewood, CO, that helps organizations redevelop, extend and integrate customizable applications with the flexibility of open standards. The company's products and services have been proven to optimize business processes and deliver lasting customer value to over 3600 organizations around the world. At the center of the QUOVADX(tm) approach are Adaptive Frameworks, which are flexible, packaged application solutions. Adaptive Frameworks support rapid customization to meet specific client and industry requirements that are challenged by restricted budgets and zero tolerance for error. These industries include healthcare, life sciences, media and entertainment, financial services, manufacturing and government. With more than 550 employees, Quovadx operates internationally with locations in ten major U.S. metropolitan cities and one in the United Kingdom. For more information, please visit http://www.quovadx.com.

About Rogue Wave Software, Inc.

Rogue Wave Software, Inc. (Nasdaq: RWAV) is a leading global software and consulting services company. Its large-scale, platform-independent business frameworks, components and services provide the fastest way to deliver durable mission-critical applications. Today more than 300,000 developers at the world's leading companies use Rogue Wave products to develop comprehensive, enterprise-level general business and e-business applications. With headquarters in Boulder, Colo., Rogue Wave has offices located throughout the United States and Europe and can be found on the Internet at www.roguewave.com.

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QUOVADX is a trademark of Quovadx, Inc., and Rogue Wave is a trademark of
Rogue Wave, Inc. All other company and product names mentioned may be trademarks of the companies with which they are associated.